Third Quarter Financial Results
For the Nine Months Ended December 31, 2007

January 29, 2008

Nippon Yusen Kabushiki Kaisha (NYK Line)

Security Code:	9101
Listings:	The First Section of Tokyo, Osaka and Nagoya Stock Exchanges
URL:	http://www.nyk.com
Head Office:	Tokyo Japan
Representative:	Koji Miyahara, President
Contact:	Yuji Isoda, General Manger, IR Group Tel: +81-3-3284-5986
	...hi Hoshino, General Manager, Corporate Communication Group Tel: +81-3-3284-5058

(Amounts rounded down to the nearest million yen)

1. **Consolidated Financial Results for the Nine Months Ended December 31, 2008**
(April 1, 2007 to December 31, 2007)

(1) Operating Results

(Percentage figures shown year-on-year changes)

	Revenues		Operating income		Income before extraordinary items	
	million yen	%	million yen	%	million yen	%
Nine months ended December 31, 2007	1,937,407	20.9	148,592	93.0	149,721	86.3
Nine months ended December 31, 2006	1,602,258	12.5	76,980	-35.9	80,380	-33.5
Year Ended March 30, 2007	2,164,279	-	104,941	-	107,534	-

	Net income		Net income per share	Net income per share – fully diluted
	million yen	%	yen	yen
Nine months ended December 31, 2007	93,149	91.4	75.84	-
Nine months ended December 31, 2006	48,657	-36.1	39.65	-
Year Ended March 30, 2007	65,037	-	52.99	-

(Note) Diluted net income per share data for the third quarter period are not shown in the above table, as there are no residual shares outstanding.

(2) Financial Position

	Total assets	Net Assets	Shareholders' equity ratio	Net Asset per share
	million yen	million yen	%	yen
Nine months ended December 31, 2007	2,369,727	740,390	29.3	565.58
Nine months ended December 31, 2006	2,057,261	669,856	30.5	511.32
Year Ended March 31, 2007	2,135,441	700,717	30.8	534.90

2. Dividends

Date of record	Dividend per share		
	Interim	End of term	Full year
	yen	yen	yen
Year ended March 31, 2007	9.00	9.00	18.00
Year ending March 31, 2008	12.00		24.00
Year ending March 31, 2008 (Estimate)		12.00	

3. Forecast of consolidated Earnings for the Year Ending March 31, 2008

(April 1, 2007 to March 31, 2008)
(Percentage figures shown full year versus previous year.)

	Revenues	Operating income	Income before extraordinary items	Net income	Net income per share
	million yen	million yen	million yen	million yen	yen
Full year	2,580,000 19.2%	200,000 90.6%	200,000 86.0%	120,000 84.5%	97.72

4. Others

(1) Changes of important subsidiaries in the period
(Changes of specific subsidiaries with that of the scope of consolidation) : None

(2) Using of simplified accounting method : Yes

(3) Changes in accounting policies from the last accounting period : Yes

Remarks: Refer to page 7 of 4.Others in "Review of change in Financial Position".

(Reference)

Forecast of Non-consolidated Earnings for the Year Ending March 31, 2008

(April 1, 2007 to March 31, 2008)

(Percentage figures shown full year versus previous year.)

	Revenues	Operating income	Income before extraordinary items	Net income	Net income per share
	million yen	million yen	million yen	million yen	yen
Full year	1,294,000 20.9%	88,000 89.6%	100,000 90.7%	75,000 96.5%	61.07

Prerequisites for forecasts: Foreign exchange rate (for the fourth quarter): ¥108/US$
Bunker oil price (for the fourth quarter): US$480/MT

* The above forecast incorporates certain assumptions the Company regarded as rational expectations at the time this report was announced. Actual results could differ materially from those projected figures. Refer to page 4-7 of the attachment for assumptions and other matters related to the forecast.

Review of Change in Financial Position

1. Review of Consolidated Operating Results

For the third quarter (April 1–December 31, 2007), NYK Line posted consolidated revenues of ¥1,937.4 billion, compared with ¥1,602.2 billion for the same period last year, operating income of ¥148.5 billion, compared with ¥76.9 billion last year, income before extraordinary items of ¥149.7 billion, compared with ¥80.3 billion last year, and net income for the quarter of ¥93.1 billion, compared with ¥48.6 billion for the same period last year.

Overall, consolidated revenues climbed 20.9% compared to same period last year, reflecting substantial revenue growth in the shipping segment, composed of the liner trade and bulk shipping. This growth was due to an expanded fleet size, an increase in the volume of cargo handled, the recovery of freight rates for container transport to a certain level, and unprecedented, high levels of demand in the market for dry bulk carrier transport. Increases experienced in non-shipping segments, such as the logistics, terminal and harbor transport, and cruises segments, also played a part. Meanwhile, we were able to limit the increase in costs and expenses to 17.1% despite upward pressure from rising bunker oil prices and other factors. This saw operating income climb 93.0%, or ¥71.6 billion, compared to the same period last year, and the ratio of operating income to revenues rose 2.9 percentage points from 4.8% to 7.7%. Income before extraordinary items jumped sharply by 86.3%, or ¥69.3 billion, and net income for the period was also up substantially, rising 91.4%, or ¥44.4 billion.
The impact of fluctuations in foreign exchange rates and bunker oil prices on income before extraordinary items for the nine-month period under review is summarized in the following table:

	Third quarter, fiscal ended March 31, 2006 (9 months)	Third quarter, fiscal ended March 31, 2007 (9months)	Change	Impact (9 months)
Average exchange rate	¥115.96/US$	¥117.57/US$	Yen down ¥1.61	¥2.4 billion
Average bunker oil price	US$326.34/MT	US$375.81/MT	Price up US$49.47	-¥12.9 billion

Notes:
1. A ¥1 change in the exchange rate against the dollar has an annualized impact of around ¥2.0 billion on income before extraordinary items.
2. A US$1 change per metric ton in the price of bunker oil results in a change in annual income before extraordinary items of approximately ¥350 million.


Exchange Rate Fluctuations
135
130
125
120
115
110
105
100
95
90
03/04
03/10
04/04
04/10
05/04
05/10
06/04
06/10
07/04
07/10

Period: April 2003–December 2007

Movements in Bunker Fuel Prices (Billions of yen)

Outlook for the fiscal year ending March 2008		Revenues		Operating income		Income before extraordinary items		Net income	
		Consolidated	Non-consolidated	Consolidated	Non-consolidated	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Full-year	Previous	2,500	1,260	1,820	880	1,800	990	1,110	680
	Revisions	2,900	1,400	2,000	880	2,000	1,000	1,200	750
	Change	400	140	180	-	200	10	90	70
	Percentage change	16%	11.1%	9.9%	-	11.1%	1.0%	8.1%	10.3%

Assumptions:
Exchange rate: ¥108/US$ for the fourth quarter
Bunker oil prices: US$480/metric ton for the fourth quarter

Period: April 2003–December 2007

Segment Information

Liner Trade

We successfully revived freight rates to a certain degree on European routes, and although certain factors, such as further increases in bunker oil prices, placed downward pressure on performance, we enjoyed significant year-on-year growth in both revenues and profits as a result of measures to reduce costs, such as those to limit fuel consumption levels, and efforts to improve operational efficiency.

Bulk Shipping

The Car Carrier Division enjoyed continued brisk levels of transport volume, especially in the Middle and Near East and Europe, and the Dry Bulk Carrier Division experienced vibrant demand for bulk cargoes such as iron and steel ores, coal, grains, steel materials, and cement. Against a background of historically unique market conditions, we achieved results significantly exceeding those for the same period last year and worked to concluded new medium- to long-term contracts with domestic and overseas customers.

With regard to the Tanker Division, high inventory levels and reduced OPEC production meant that weak market conditions persisted, with the exclusion of the temporary spike in demand during winter. Nevertheless, solid results from the operation of crude oil tankers, LPG carriers, and LNG carriers under long-term contracts saw the division produce year-on-year growth in revenues and profits.


Fluctuations in Tramper Freight Rates in B.D.I
Baltic Freight Index
1985. 1. 4. = 1000
B.D.I.
12500
10500
8500
6500
4500
2500
500
2003
2004
2005
2006
2007
Year

Period: April 2003—December 2007


Tanker Freight Rates(Maximum) for VLCCs from Middle East to Japan
World Scale
370
320
270
220
170
120
70
20
2003
2004
2005
2006
2007
Year

Period: April 2003—December 2007

Logistics
NYK Logistics' business activities are now in full operation in Eastern Europe and Russia, and solid progress has been made in reducing costs through efforts in all locations to increase operating efficiency. Amid increasingly intense competition from other companies, Yusen Air & Sea Service Co., Ltd. is working hard to strengthen its sales efforts. Overall, the logistics segment produced growth in both revenue and profit compared to the same period last year.

Terminal and Harbor Transport
Increased volumes handled at terminals in Japan and overseas resulted in performance that outstripped figures from the same period last year.

Cruises
Strong seat load factors were maintained in both the US market and the Japanese market, and performance exceeded that from the same period last year.

Air Cargo Transportation
Performance at Nippon Cargo Airlines Co., Ltd. was lower than for the same period last year, mainly reflecting weak levels of Asia-bound freight coming out of Japan as well as further increases in get oil prices. As part of efforts to bolster competitiveness, we have stepped up efforts to retire all older models in Nippon Cargo Airlines' fleet during the current fiscal year and replace them with new aircraft.

Real Estate and Other Business Services
The real estate business worked to maintain and raise rent levels and to dispose of properties producing low margins. Elsewhere, the trading business and the manufacturing and processing business both produced favorable performance, assisted by vigorous levels of demand, and results overall exceeded those for the same period last year.

2. Review of Change in Financial Position

Total assets at the end of the third quarter amounted to ¥2,369.7 billion, an increase of ¥234.2 billion from the end of the previous fiscal year. This was primarily due to an increase in current assets of ¥101.5 billion, reflecting an increase in trade receivables in conjunction with an expansion in business transactions, and an increase in fixed assets of ¥132.4 billion comprising increases in vessels and construction in progress, which were mainly attributable to investments made in connection with fleet enhancements. Total liabilities grew ¥194.6 billion from the end of the previous fiscal year to ¥1,629.3 billion. This was primarily due to an increase in interest-bearing debt of ¥136.3 billion resulting from increases in corporate bonds issued and long-term debt, although the effects were offset somewhat by a reduction in short-term loans. Net equity capital—the aggregate of shareholders' equity (¥563.7 billion) and valuation and translation adjustments (¥130.8 billion)—came in at ¥694.5 billion, and adding minority interests of ¥45.8 billion to this resulted in total net assets of ¥740.3 billion. This resulted in a debt-equity ratio of 1.48.

3. Consolidated Performance Outlook

Given the strong results posted for the third quarter and the fourth quarter forecast, the performance outlook for this fiscal year has been revised as detailed below.

(Billions of yen)

Outlook for the fiscal year ending March 2008		Revenues		Operating income		Income before extraordinary items		Net income	
		Consol.	Non-consol.	Consol.	Non-consol.	Consol.	Non-consol.	Consol.	Non-consol.
Full-year	Previous	2,540.0	1,280.0	182.0	88.0	180.0	99.0	111.0	68.0
	Revisions	**2,580.0**	**1,294.0**	**200.0**	**88.0**	**200.0**	**100.0**	**120.0**	**75.0**
	Change	40.0	14.0	18.0	-	20.0	1.0	9.0	7.0
	Percentage change	1.6%	1.1%	9.9%	-	11.1%	1.0%	8.1%	10.3%

Assumptions:
Exchange rate: ¥108/US$ for the fourth quarter.
Bunker oil prices: US$480/metric ton for the fourth quarter.

Full-year forecasts have been revised upward, and NYK now expects revenues of ¥2,580.0 billion, operating income of ¥200.0 billion, income before extraordinary items of ¥200.0 billion, and net income of ¥120.0 billion.
Moving into the final quarter, we face concerns of continued declines in the dry bulk carrier market, slowing container transport rates due to economic uncertainty in the US, and the effects of a stronger yen. However, bunker oil prices appear to be on a declining trend and there are strong indications that transport demand for steel-making materials bound for China will intensify following the Chinese New Year. In addition, our outlook takes into account the confirmed status of vessels scheduled for completion this fiscal year by the Dry Bulk Carrier Division and progress made in non-shipping segments such as logistics, terminal and harbor transport, cruises, and air cargo transportation. In consideration of all of these factors, full-year performance forecasts were revised as detailed above.

4. Others

(1) Changes of important subsidiaries in the period
(Changes of specific subsidiaries with that of the scope of consolidation): None

(2) Use of simplified accounting method:
Used in recording income tax and other taxes.
Used in part to record other items that have minimal impact on earnings.

(3) Changes in accounting policies from the last accounting period.
Classification of business segment.
Classification of business segment was changed from this accounting period.
Details are shown in the corresponding section of this report.

5. Consolidated Financial Statements

(1) Summary of Consolidated Balance Sheets

(In million yen)

	As of March 31, 2007 (A)		As of December 31, 2007 (B)		(B) - (A)	As of December 31, 2006	
	Amount	%	Amount	%	Amount	Amount	%
Assets							
I. Current assets							
1. Cash and time deposits	92,285		105,734		13,449	86,953	
2. Notes and accounts receivable-trade	232,252		294,431		62,178	229,904	
3. Marketable securities	2,265		2,726		460	2,108	
4. Inventories	38,639		58,060		19,421	35,712	
5. Deferred/prepaid expenses	58,142		74,328		16,185	54,908	
6. Deferred tax assets	3,415		4,905		1,489	4,804	
7. Other	118,182		106,910		-11,272	123,738	
8. Allowance for doubtful accounts	-5,213		-5,564		-351	-6,342	
Total current assets	539,971	25.3	641,533	27.0	101,562	531,787	25.8
II. Fixed assets							
1. Tangible fixed assets							
(1) Vessels	471,987		562,351		90,364	449,667	
(2) Buildings and structures	82,125		84,799		2,674	75,960	
(3) Aircraft	19,764		18,239		-1,525	23,919	
(4) Machinery, equipment and vehicles	40,778		45,497		4,718	27,330	
(5) Equipment and fixtures	8,026		8,660		633	7,449	
(6) Land	64,339		62,701		-1,638	64,575	
(7) Construction in progress	251,807		306,989		55,181	253,516	
(8) Other	7,498		8,017		519	6,109	
Total tangible fixed assets	946,328	44.3	1,097,257	46.3	150,929	908,530	44.2
2. Intangible fixed assets							
(1) Leasehold	2,189		2,157		-31	2,201	
(2) Software	30,731		31,014		283	29,522	
(3) Goodwill	31,688		29,800		-1,887	17,424	
(4) Other	6,537		7,551		1,014	6,337	
Total intangible fixed assets	71,146	3.3	70,524	3.0	-621	55,485	2.7
3. Investments and other assets							
(1) Investment securities	454,303		434,150		-20,152	444,175	
(2) Long-term loans	17,900		17,439		-460	14,643	
(3) Deferred tax assets	9,244		12,030		2,786	7,647	
(4) Other	99,036		96,313		-2,723	94,859	
(5) Allowance for doubtful accounts	-4,055		-1,345		2,710	-1,475	
Total investments and other assets	576,429	27.0	558,589	23.6	-17,839	559,851	27.2
Total fixed assets	1,593,903	74.6	1,726,371	72.9	132,468	1,523,868	74.1
III. Deferred Assets	1,566	0.1	1,821	0.1	254	1,605	0.1
Total assets	2,135,441	100.0	2,369,727	100.0	234,285	2,057,261	100.0

(In million yen)

	As of March 31, 2007 (A)		As of December 31, 2007 (B)		(B) - (A)	As of December 31, 2006	
	Amount	%	Amount	%	Amount	Amount	%
Liabilities							
I. Current liabilities							
1. Notes and accounts payable-trade	197,015		248,248		51,233	197,564	
2. Current portion of long-term corporate bonds	21,000		2,000		-19,000	20,000	
3. Short-term loans	285,187		266,265		-18,922	236,790	
4. Commercial paper	-		41,000		41,000	47,000	
5. Income tax payable	25,046		35,971		10,925	17,542	
6. Deferred tax liabilities	3,877		6,691		2,813	3,679	
7. Advances received	61,545		66,243		4,697	58,680	
8. Employees' bonuses accrued	9,576		7,879		-1,696	7,838	
9. Directors' bonuses accrued	520		332		-188	271	
10. Other	93,280		100,706		7,426	79,786	
Total current liabilities	697,050	32.6	775,338	32.7	78,287	669,152	32.5
II. Long-term liabilities							
1. Bonds	167,334		226,283		58,948	168,352	
2. Long-term debt	417,231		491,601		74,370	414,532	
3. Deferred tax liabilities	87,503		75,180		-12,323	81,605	
4. Reserve for employees' retirement benefits	17,479		17,287		-191	17,802	
5. Reserve for directors' retirement benefits	2,597		2,443		-154	2,301	
6. Reserve for periodic dry docking of vessels	3,338		5,083		1,744	2,908	
7. Other	42,188		36,119		-6,069	30,749	
Total long-term liabilities	737,673	34.6	853,998	36.1	116,324	718,252	34.9
Total liabilities	1,434,724	67.2	1,629,336	68.8	194,612	1,387,404	67.4
Net assets							
I. Shareholders' capital							
1. Common stock	88,531	4.1	88,531	3.8	-	88,531	4.3
2. Additional paid-in capital	97,188	4.6	97,206	4.1	17	97,184	4.7
3. Retained earnings	312,605	14.6	379,315	16.0	66,709	294,121	14.3
4. Treasury stock	-858	-0.0	-1,294	-0.1	-436	-739	-0.0
Total shareholders' capital	497,466	23.3	563,758	23.8	66,291	479,096	23.3
II. Valuation and translation adjustments							
1. Net unrealized holding gains on available-for-sale securities	136,954	6.4	119,619	5.0	-17,334	127,632	6.2
2. Net deferred gains on hedge contracts	14,361	0.7	5,315	0.2	-9,045	13,750	0.7
3. Foreign currency translation adjustments	8,307	0.4	5,865	0.3	-2,441	7,702	0.4
Total valuation and translation adjustments	159,622	7.5	130,800	5.5	-28,821	149,084	7.3
III. Minority interests	43,628	2.0	45,831	1.9	2,202	41,674	2.0
Total net assets	700,717	32.8	740,390	31.2	39,672	669,856	32.6
Total liabilities and net assets	2,135,441	100.0	2,369,727	100.0	234,285	2,057,261	100.0

(2) Summary of Consolidated Statements of Income

(In million yen)

	Nine months ended December 31, 2006 (A)		Nine months ended December 31, 2007 (B)		(B)-(A)	Year ended March 31, 2007	
	Amount	%	Amount	%	Amount	Amount	%
I. Revenues	1,602,258	100.0	1,937,407	100.0	335,149	2,164,279	100.0
II. Cost and expenses	1,368,054	85.4	1,601,414	82.7	233,359	1,840,784	85.1
Gross profit	234,203	14.6	335,993	17.3	101,789	323,495	14.9
III. Selling, general and administrative expenses	157,223	9.8	187,400	9.6	30,177	218,553	10.1
Operating income	76,980	4.8	148,592	7.7	71,611	104,941	4.8
IV. Non-operating income							
1. Interest and dividend income	9,506		11,910		2,403	12,000	
2. Equity in income of non-consolidated subsidiaries and affiliates	3,286		8,732		5,446	5,522	
3. Other non-operating income	5,921		4,512		-1,409	8,349	
Total non-operating income	18,714	1.2	25,155	1.2	6,441	25,872	1.2
V. Non-operating expenses							
1. Interest expenses	13,683		17,666		3,983	18,285	
2. Other non-operating expenses	1,631		6,359		4,727	4,994	
Total non-operating expenses	15,315	1.0	24,026	1.2	8,711	23,279	1.0
Income before extraordinary items	80,380	5.0	149,721	7.7	69,341	107,534	5.0
VI. Extraordinary gains							
1. Gain on sale of non-current assets	1,180		12,422		11,242	4,001	
2. Other extraordinary gains	6,723		1,629		-5,093	15,392	
Total extraordinary gains	7,903	0.5	14,052	0.7	6,149	19,393	0.9
VII. Extraordinary losses							
1. Loss on disposal of non-current assets	382		918		535	1,140	
2. Other extraordinary losses	5,450		3,883		-1,566	10,650	
Total extraordinary losses	5,833	0.4	4,802	0.2	-1,031	11,790	0.6
Income before income taxes and minority interests	82,450	5.1	158,972	8.2	76,521	115,136	5.3
Income taxes	32,646	2.0	62,831	3.2	30,184	48,601	2.2
Minority interests	1,146	0.1	2,991	0.2	1,845	1,496	0.1
Net income	48,657	3.0	93,149	4.8	44,492	65,037	3.0

(3) Summary of Statements of Changes in Consolidated Net Assets

Nine months ended December 31, 2007 (April 1, 2007 – December 31, 2007) (In million yen)

	Shareholders' capital					Valuation and translation adjustments					
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' capital	Net unrealized holding gains on other securities	Net deferred gains on hedge contracts	Foreign currency translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance as of March 31, 2007	88,531	97,188	312,605	-858	497,466	136,954	14,361	8,307	159,622	43,628	700,717
Change during the period											
Distribution of retained earnings			-25,794		-25,794						-25,794
Net income			93,149		93,149						93,149
Purchase of treasury stock				-459	-459						-459
Disposal of treasury stock		17		23	41						41
Increase in retained earnings due to an increase in the number of consolidated subsidiaries			714		714						714
Increase in retained earnings due to merger of unconsolidated subsidiaries			105		105						105
Decrease in retained earnings due to an increase in the number of consolidated subsidiaries			-243		-243						-243
Increase in retained earnings due to an increase in the number of affiliates accounted for by the equity method			0		0						0
Decrease in retained earnings due to an increase in the number of affiliates accounted for by the equity method			-1		-1						-1
Other			-1,221		-1,221						-1,221
Net change in items other than shareholders' capital during the period						-17,334	-9,045	-2,441	-28,821	2,202	-26,618
Total change during the period	-	17	66,709	-436	66,291	-17,334	-9,045	-2,441	-28,821	2,202	39,672
Balance as of December 31, 2007	88,531	97,206	379,315	-1,294	563,758	119,619	5,315	5,865	130,800	45,831	740,390

(4) Segment Information

(Segment Information)

(1) Segment information by business

Nine months ended December 31, 2006 (April 1, 2006 – December 31, 2006)

(In million yen)

	Liner Trade	Bulk Shipping	Logistics	Terminal and Harbor Transport	Cruise	Air Cargo Transportation	Real Estate	Other	Total	Elimination or Corporate	Consolidated Total
(1) Revenues from customer	427,672	567,784	350,017	70,577	33,985	68,539	6,741	76,938	1,602,258	-	1,602,258
(2) Inter-segment revenues	3,889	4,661	1,634	23,202	-	6,701	1,950	55,822	97,862	-97,862	-
Total	431,561	572,445	351,652	93,780	33,985	75,241	8,692	132,761	1,700,120	-97,862	1,602,258
Operating costs and expenses	438,733	495,553	340,227	88,022	29,665	90,667	6,289	134,393	1,623,553	-98,276	1,525,277
Operating income/loss	-7,171	76,892	11,425	5,757	4,319	-15,426	2,402	-1,631	76,566	413	76,980
Income/loss before extraordinary items	-7,035	76,401	12,034	4,021	3,939	-12,006	2,895	121	80,371	8	80,380

Nine months ended December 31, 2007 (April 1, 2007 – December 31, 2007)

(In million yen)

	Liner Trade	Bulk Shipping	Logistics	Terminal and Harbor Transport	Cruise	Air Cargo Transportation	Real Estate	Other	Total	Elimination or Corporate	Consolidated Total
(1) Revenues from customer	499,025	755,281	407,723	87,957	36,442	69,427	6,646	74,903	1,937,407	-	1,937,407
(2) Inter-segment revenues	4,878	5,085	2,025	27,404	-	7,780	1,920	69,326	118,421	-118,421	-
Total	503,903	760,366	409,748	115,361	36,442	77,208	8,567	144,229	2,055,828	-118,421	1,937,407
Operating costs and expenses	492,587	633,242	396,837	106,804	30,918	95,321	5,839	145,693	1,907,244	-118,428	1,788,815
Operating income/loss	11,315	127,123	12,911	8,557	5,524	-18,112	2,728	-1,463	148,584	7	148,592
Income/loss before extraordinary items	10,726	127,319	13,619	7,619	5,345	-18,706	3,234	554	149,713	7	149,721

Year Ended March 31, 2007 (April 1, 2006 – March 31, 2007)

(In million yen)

	Liner Trade	Bulk Shipping	Logistics	Terminal and Harbor Transport	Cruise	Air Cargo Transportation	Real Estate	Other	Total	Elimination or Corporate	Consolidated Total
(1) Revenues from customer	568,459	776,823	480,558	94,487	44,140	88,215	9,054	102,541	2,164,279	-	2,164,279
(2) Inter-segment revenues	5,534	6,476	2,141	32,412	-	8,797	2,580	75,598	133,540	-133,540	-
Total	573,993	783,299	482,700	126,899	44,140	97,012	11,634	178,139	2,297,820	-133,540	2,164,279
Operating costs and expenses	583,873	678,689	466,579	118,995	39,058	118,611	8,643	178,993	2,193,443	-134,105	2,059,337
Operating income/loss	-9,879	104,610	16,120	7,904	5,082	-21,598	2,991	-853	104,376	564	104,941
Income/loss before extraordinary items	-9,670	104,341	16,963	5,593	4,611	-18,437	3,618	502	107,522	11	107,534

Notes:

1. Change of classification of business segment:
   By the effect of "New Horizon 2007" of medium-term NYK group management plan (aim at global logistics and megacarrier group), Air Cargo Transport, which has been hitherto included "Other" segment, is more important and categorized into "Air Cargo Transportation" is being independent segment. The result for the third quarter period and previous fiscal year are calculated on the basis of the present business classification.
2. Classification of business segment:
   Business segments are categorized primarily based on the type and nature of service and organizational setup as well as by referencing Japan Standard Industrial Classification.
3. Major operation and services in each segment:

Liner Trade ························	Ocean cargo shipping, ship owning and chartering, shipping agency (dedicated to the servicing of Group company needs)
Bulk Shipping ····················	Ocean/coastal cargo shipping, ship owning and chartering, overseas shipping agency (dedicated to the servicing of Group company needs)
Logistics ························	Warehouse operation, cargo transport/handling business
Terminal and Harbor Transport ······	Container terminals business, harbor transport services, tugboat operation
Cruise ··························	Ownership and operation of passenger boats
Air Cargo Transportation ···········	Air cargo Transport
Real Estate ······················	Rental, management and sale of real estate properties
Other ···························	Domestic shipping agency (providing services to clients inside and outside the Group), wholesaling of ship machinery and furniture, other services related to transport, information-processing business, wholesaling of oil products and travel agency.

4. Common operating expenses are allocated to individual segments
5. The title of "Other shipping" has been changed to "Bulk Shipping" from this interim period. There's no change of classification of business segment.

6. Non-Consolidated Financial Statements

(1) Summary of Non-Consolidated Balance Sheets

(In million yen)

	As of March 31, 2007 (A)		As of December 31, 2007 (B)		(B) - (A)	As of December 31, 2006	
	Amount	%	Amount	%	Amount	Amount	%
Assets							
I. Current assets							
1. Cash and time deposits	13,465		17,503		4,037	9,899	
2. Account receivable-trade	71,317		93,920		22,603	75,789	
3. Short-term loans	118,084		106,642		-11,441	84,400	
4. Inventories	22,786		32,865		10,078	19,532	
5. Deferred/prepaid expenses	46,763		56,958		10,194	45,460	
6. Receivable from agencies	9,627		11,654		2,027	14,481	
7. Deferred tax assets	7,467		8,855		1,388	7,623	
8. Other	18,895		13,622		-5,272	24,604	
9. Allowance for doubtful accounts	-19,819		-22,258		-2,439	-20,787	
Total current assets	288,589	23.3	319,765	24.3	31,175	261,004	21.8
II. Fixed assets							
1. Tangible fixed assets							
(1) Vessels	81,666		74,617		-7,048	84,462	
(2) Buildings	20,960		20,600		-359	21,703	
(3) Structures	812		768		-44	839	
(4) Machinery and equipment	486		560		73	527	
(5) Vehicles	59		51		-8	67	
(6) Equipment and fixtures	1,409		1,348		-60	1,312	
(7) Land	29,705		28,220		-1,484	31,023	
(8) Construction in progress	410		5,143		4,732	408	
Total tangible fixed assets	135,510	10.9	131,311	10.0	-4,199	140,345	11.7
2. Intangible fixed assets							
(1) Leasehold	511		511		-	511	
(2) Software	26,966		26,794		-171	26,373	
(3) Other	118		110		-7	123	
Total intangible fixed assets	27,596	2.2	27,417	2.1	-178	27,008	2.3
3. Investments and other assets							
(1) Investment securities	352,923		322,164		-30,758	344,496	
(2) Shares of affiliates and investment in affiliates	228,114		293,137		65,023	223,831	
(3) Long-term loans	180,261		193,608		13,347	175,023	
(4) Other	33,765		35,207		1,441	30,285	
(5) Allowance for doubtful accounts	-10,691		-6,614		4,076	-7,799	
Total investments and other assets	784,372	63.5	837,503	63.5	53,131	765,836	64.1
Total fixed assets	947,479	76.6	996,232	75.6	48,752	933,191	78.1
III. Deferred assets							
1. Bond issuance expenses	1,566		1,696		129	1,603	
Total deferred assets	1,566	0.1	1,696	0.1	129	1,603	0.1
Total assets	1,237,635	100.0	1,317,693	100.0	80,057	1,195,798	100.0

(In million yen)

	As of March 31, 2007 (A)		As of December 31, 2007 (B)		(B) - (A)	As of December 31, 2006	
	Amount	%	Amount	%	Amount	Amount	%
Liabilities							
I. Current liabilities							
1. Accounts payable-trade	76,054		94,751		18,697	75,726	
2. Current portion of long-term corporate bonds	21,000		2,000		-19,000	20,000	
3. Short-term bank loans	83,506		31,582		-51,923	38,296	
4. Commercial paper	-		41,000		41,000	47,000	
5. Accounts payable - other	6,036		4,670		-1,366	8,445	
6. Income tax payable	10,694		16,427		5,732	4,938	
7. Advances received	29,899		31,446		1,547	29,676	
8. Deposits payable	45,306		58,972		13,665	36,579	
9. Payable to agencies	2,252		3,301		1,049	2,120	
10. Employees' bonuses accrued	2,515		2,699		184	2,728	
11. Directors' bonuses accrued	155		117		-38	120	
12. Other	11,460		11,039		-420	6,234	
Total current liabilities	288,880	23.4	298,008	22.6	9,127	271,867	22.7
II. Long-term liabilities							
1. Bonds	167,334		226,283		58,948	168,352	
2. Long-term debt	205,748		219,995		14,246	205,739	
3. Deferred tax liabilities	65,636		54,804		-10,831	59,173	
4. Reserve for periodic dry docking of vessels	2,300		2,261		-38	2,165	
5. Other	13,649		13,039		-609	14,015	
Total long-term liabilities	454,669	36.7	516,385	39.2	61,715	449,445	37.6
Total liabilities	743,550	60.1	814,393	61.8	70,842	721,312	60.3
Net assets							
I. Shareholders' capital							
1. Common stock	88,531	7.2	88,531	6.7	-	88,531	7.4
2. Additional paid-in capital							
(1) Capital reserve	93,198		93,198		-	93,198	
(2) Other additional paid-in capital	2,761		2,779		17	2,756	
Total additional paid-in capital	95,959	7.8	95,977	7.3	17	95,955	8.0
3. Retained earnings							
(1) Legal reserve	13,146		13,146		-	13,146	
(2) Other retained earnings							
Reserve for dividends payable	50		50		-	50	
Special depreciation reserve	702		508		-193	1,270	
Reserve for possible losses on investment	0		0		-0	0	
Reserve for advanced depreciation	2,712		2,668		-43	2,892	
General reserve	98,324		108,324		10,000	98,324	
Retained earnings carried forward	65,125		86,412		21,287	54,912	
Total retained earnings	180,061	14.5	211,111	16.0	31,049	170,597	14.3
4. Treasury stock	-850	-0.1	-1,286	-0.1	-436	-731	-0.1
Total shareholders' capital	363,701	29.4	394,332	29.9	30,631	354,352	29.6
II. Valuation and translation adjustments							
1. Net unrealized holding gains on available-for-sale securities	130,606		109,203		-21,402	121,432	
2. Net deferred gains on hedge contracts	-222		-236		-13	-1,298	
Total valuation and translation adjustments	130,383	10.5	108,967	8.3	-21,416	120,133	10.1
Total valuation and translation adjustments	494,085	39.9	503,300	38.2	9,215	474,485	39.7
Total net assets	1,237,635	100.0	1,317,693	100.0	80,057	1,195,798	100.0

(2) Summary of Non-consolidated Statements of Income

(In million yen)

	Nine months ended December 31, 2006 (A)		Nine months ended December 31, 2007 (B)		(B) - (A)	Year ended March 31, 2007	
	Amount	%	Amount	%	Amount	Amount	%
I. Revenues from shipping business	799,931	99.2	969,105	99.4	169,174	1,062,239	99.3
II. Cost of shipping business	734,051	91.0	865,482	88.8	131,430	973,941	91.0
Profit from shipping business	65,879	8.2	103,623	10.6	37,743	88,297	8.3
III. Revenues from other businesses	6,051	0.8	5,553	0.6	-497	7,941	0.7
IV. Cost of other businesses	4,292	0.6	3,757	0.4	-534	5,692	0.5
Profit from other businesses	1,758	0.2	1,795	0.2	36	2,248	0.2
Gross operating income	67,638	8.4	105,419	10.8	37,780	90,546	8.5
V. General and administrative expenses	32,025	4.0	38,802	4.0	6,777	44,142	4.2
Operating income	35,613	4.4	66,616	6.8	31,003	46,403	4.3
VI. Non-operating income							
1. Interest and dividend income	11,717		19,055		7,338	13,985	
2. Other non-operating income	2,542		3,261		719	3,327	
Total non-operating income	14,259	1.8	22,317	2.3	8,057	17,313	1.6
VII. Non-operating expenses							
1. Interest expenses	5,560		6,632		1,072	7,378	
2. Other non-operating expenses	2,669		4,276		1,606	3,907	
Total non-operating expenses	8,229	1.0	10,908	1.1	2,678	11,286	1.0
Income before extraordinary items	41,643	5.2	78,025	8.0	36,382	52,430	4.9
VIII. Extraordinary gains							
1. Gain on sale of non-current assets	323		9,155		8,832	1,454	
2. Gain on Sale of investment securities	3,947		5		-3,941	10,883	
3. Other extraordinary gains	4,874		1,139		-3,735	2,887	
Total extraordinary gains	9,145	1.1	10,300	1.1	1,154	15,224	1.4
IX. Extraordinary losses							
1. Loss on disposal of non-current assets	196		683		487	376	
2. Reversal of allowance for doubtful accounts	5,232		966		-4,266	4,054	
3. Other extraordinary losses	2,000		1,230		-769	3,375	
Total extraordinary losses	7,429	0.9	2,880	0.3	-4,548	7,806	0.7
Income before income taxes	43,359	5.4	85,445	8.8	42,085	59,848	5.6
Income taxes	14,651	1.8	28,601	3.0	13,949	21,675	2.0
Net income	28,708	3.6	56,844	5.8	28,135	38,172	3.6

(3) Summary of Statements of Changes in Non-consolidated Net Assets

Nine months ended December 31, 2007 (April 1, 2007 – December 31, 2007)

(In million yen)

	Shareholders' capital												Valuation & translation adjustments			
		Additional paid-in capital		Retained earnings												
					Other retained earnings											
	Common stock	Capital reserve	Other additional paid-in capital	Legal reserve	Reserve for dividends payable	Special depreciation reserve	Reserve for possible loss on investment	Reserve for advanced depreciation	General reserve	Retained earnings carried forward	Treasury stock	Total share-holders' capital	Net unrealized holding gain on available-for-sale securities	Net deferred gains on hedge contracts	Total valuation and translation adjustments	Total net assets
Balance as of March 31, 2007	88,531	93,198	2,761	13,146	50	702	0	2,712	98,324	65,125	-850	363,701	130,606	-222	130,383	494,085
Change during the period																
Distribution of retained earnings										-25,794		-25,794				-25,794
Reversal of special depreciation reserve						-193				193		-				-
Reversal of reserve for possible loss on investment							-0			0		-				-
Reversal of reserve for advanced depreciation								-148		148		-				-
Provision for reserve for advanced depreciation								105		-105		-				-
Provision for general reserve									10,000	-10,000		-				-
Net income										56,844		56,844				56,844
Purchase of treasury stock											-459	-459				-459
Disposal of treasury stock			17								23	41				'41
Net change in items other than shareholders' capital during the period													-21,402	-13	-21,416	-21,416
Total change during the period	-	-	17	-	-	-193	-0	-43	10,000	21,287	-436	30,631	-21,402	-13	-21,416	9,215
Balance as of December 31, 2007	88,531	93,198	2,779	13,146	50	508	0	2,668	108,324	86,412	-1,286	394,332	109,203	-236	108,967	503,300

Supplementary Information

*All amounts are rounded down to the nearest 100 million yen.

1. Quarterly operating results

Year ending March 31, 2008

(In 100 million yen)

	Apr 1, 2007 – Jun 30 2007 1Q	Jul 1, 2007 – Sep 30, 2007 2Q	Oct 1, 2007 – Dec 31, 2007 3Q	Jan 1, 2008 – Mar 31, 2008 4Q
Revenues	6,013	6,553	6,807	
Operating income	393	513	579	
Income before extraordinary items	445	486	565	
Net income for the quarter	286	263	381	
Net income per share for the quarter	¥23.32	¥21.45	¥31.07	
Net income per share for the quarter – fully diluted	¥22.13	¥20.36	-	
Total asset	23,125	23,251	23,697	
Net asset	7,546	7,427	7,403	
Net asset per share	¥578.48	¥568.01	¥565.58	

Year ended March 31, 2007

(In 100 million yen)

	Apr 1, 2006– Jun 30, 2006 1Q	Jul 1, 2006– Sep 30, 2006 2Q	Oct 1, 2006– Dec 31, 2006 3Q	Jan 1, 2007– Mar 31, 2007 4Q
Revenues	5,247	5,288	5,486	5,620
Operating income	225	246	298	279
Income before extraordinary items	223	266	314	271
Net income for the quarter	123	171	191	163
Net income per share for the quarter	¥10.09	¥14.01	¥15.55	¥13.33
Net income per share for the quarter – fully diluted	-	-	-	-
Total asset	19,143	19,835	20,572	21,354
Net asset	6,128	6,434	6,698	7,007
Net asset per share	¥468.06	¥490.85	¥511.32	¥534.90

Notes:

1. The above operating results are based on the results for the first quarter and the cumulative results for the first six, nine and twelve months, and are computed by taking the difference between the two adjacent periods.
2. Diluted net income per share data for the third quarter period and the year ended March 31, 2007 are not shown in the above table, as there are no residual shares outstanding.

2. Foreign exchange rate information (on a consolidated basis)

Exchange rate per US$1	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Change	Year ended March 31, 2007
Average exchange rate during the period	¥115.96 /US$	¥117.57 /US$	¥1.61 Depreciation	¥116.91 /US$
Exchange rate at the end of the period	¥119.11 /US$	¥114.15 /US$	¥4.96 Appreciation	¥118.05 /US$

3. Bunker oil prices information (on a consolidated basis)

	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Change	Year ended March 31, 2007
Bunker oil prices per metric ton	US$326.34/MT	US$375.81/MT	Up US$49.47	US$318.77/MT

4. Balance of interest-bearing debt at end of period (on a consolidated basis)

(In 100 million yen)

	Year ended March 31,2007	Nine months ended December 31, 2007	Change	Nine months ended December 31, 2006
Loans	7,024	7,578	554	6,513
Corporate bonds	1,883	2,282	399	1,883
Commercial paper	-	410	410	470
Total	8,907	10,271	1,363	8,866

February 28, 2008

Changes in Top Management (Including Representative Directors)

Nippon Yusen Kabushiki Kaisha (NYK) reached an agreement in a board meeting held today on changes to its lineup of directors, corporate officers, effective April 1, 2008. The company approved a new lineup of corporate officers (effective April 1, 2008), and the directors will be referred to at the 121st ordinary general meeting of shareholders and the ensuing meeting of the board of directors, both scheduled for late June. The names of the directors and corporate officers are listed below.

1. Changes in the lineup of directors and corporate officers scheduled for April 1, 2008

Name	Present Post	New Post
Yasushi Yamawaki	Representative Director, Executive Vice-President Corporate Officer	Executive Vice-Chairman, Executive Vice-Chairman Corporate Officer
Hiromitsu Kuramoto	Representative Director, Senior Managing Corporate Officer	Representative Director, Executive Vice-President Corporate Officer
Yasumi Kudo	Representative Director, Senior Managing Corporate Officer	Representative Director, Executive Vice-President Corporate Officer
Hiroshi Sugiura	Representative Director, Senior Managing Corporate Officer	Representative Director, Executive Vice-President Corporate Officer

Shinji Kobayashi	Director, Managing Corporate Officer	Representative Director, Senior Managing Corporate Officer
Makoto Igarashi	Director, Managing Corporate Officer	Representative Director, Senior Managing Corporate Officer
Masamichi Morooka	Director, Managing Corporate Officer Managing Director of NYK GROUP EUROPE LTD.	Director, Senior Managing Corporate Officer Managing Director of NYK GROUP EUROPE LTD.
Takeshi Matsunaga	Corporate Officer President of NYK GLOBAL BULK CORPORATION	Managing Corporate Officer President of NYK GLOBAL BULK CORPORATION
Toshinori Yamashita	Corporate Officer President of NYK LINE (Japan) LTD.	Managing Corporate Officer President of NYK LINE (Japan) LTD.
Tomoyuki Matsubara	Corporate Officer General Manager of Technical Group	Managing Corporate Officer
Hiroshi Sekine	Corporate Officer General Manager of Safety and Environmental Management Group	Managing Corporate Officer

Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

Hiroshi Hiramatsu	Corporate Officer	Managing Corporate Officer
Kenji Mizushima	Corporate Officer General Manager of Container Trade Management Group	Managing Corporate Officer
Minoru Sato	Representative Director, Executive Vice-President Corporate Officer	Director
Takao Manji	Representative Director, Senior Managing Corporate Officer	Director
Naoki Takahata	Director, Managing Corporate Officer	Director

Note: On March 31, 2008, Minoru Sato and Takao Manji will resign as directors with the right to represent NYK, and also retire as corporate officers. Naoki Takahata will retire as corporate officer at the expiration of his term of service.

2. Changes in responsibilities

Name	Present Post	New Post
Hiroyuki Shimizu	Representative Director, Senior Managing Corporate Officer In charge of Container Trade Management Group, Logistics Group, Logistics Integrator Group, Yokohama Branch, Kansai Branch, matters related to TOKYO SENPAKU KAISHA, Ltd., and NYK LINE (Japan) LTD. Assists the director who is in charge of Harbour Group	Representative Director, Senior Managing Corporate Officer In charge of Container Trade Management Group, Logistics Group, Harbour Group, Logistics Integrator Group, Yokohama Branch, Kansai Branch, matters related to TOKYO SENPAKU KAISHA, Ltd., and NYK LINE (Japan) LTD.
Masahiro Kato	Director, Managing Corporate Officer In charge of Car Carrier Group and Auto-Project Group	Director, Managing Corporate Officer In charge of Car Carrier Group, Auto-Project Group and Nagoya Branch
Naoya Tazawa	Managing Corporate Officer In charge of General Affairs Group, Secretary Group and Human Resources Group	Managing Corporate Officer In charge of General Affairs Group, Secretary Group, Human Resources Group, Compliance and Risk Management Group and Internal Audit Chamber

Masato Katayama	Corporate Officer Chairman of NYK LINE DO BRASIL LTDA.	Corporate Officer In charge of Latin America Region Chairman of NYK LINE DO BRASIL LTDA.
Mikitoshi Kai	Corporate Officer In charge of Legal and Insurance Group, Internal Audit Chamber and Cruise Enterprise Group	Corporate Officer In charge of Corporate Communication Group, IR Group and CSR Coordination Group
Susumu Akeno	Corporate Officer In charge of matters related to NYK SHIPMANAGEMENT PTE. LTD. General Manager of Fleet Upkeep Group and Ship Management Group	Corporate Officer In charge of Fleet Upkeep Group, Ship Management Group and matters related to NYK SHIPMANAGEMENT PTE. LTD. General Manager of Fleet Upkeep Group and Ship Management Group
Wataru Nakamae	Corporate Officer General Manager of Finance Group	Corporate Officer In charge of Finance Group
Shoji Murakami	Corporate Officer General Manager of Logistics Group and Logistics Integrator Group	Corporate Officer Director of YUSEN AIR and SEA SERVICE CO., LTD.

3. New corporate officers to be named on April 1, 2008

Name	Present Post	New Post
Takeshi Yukawa	General Manager of Accounting Group	Corporate Officer
Yasushi Takada	Managing Director of NYK BULKSHIP (ASIA) PTE. LTD.	Corporate Officer
Koichi Akamine	CEO of NYK SHIPMANAGEMENT PTE. LTD.	Corporate Officer CEO of NYK SHIPMANAGEMENT PTE. LTD.
Hiroaki Tsuchiya	Managing Director of NYK LOGISTICS (BELGIUM) N.V.	Corporate Officer Director of NYK GROUP EUROPE LTD. (Logistics)
Takuji Nakai	Division Director of NYK LINE (Japan) LTD.	Corporate Officer Chairman of NYK GROUP SOUTH ASIA PTE. LTD.
Hidetoshi Maruyama	Managing Director of NYK LOGISTICS (CHINA) CO., LTD.	Corporate Officer General Manager of Container Trade Management Group

4. Corporate officers to retire on March 31, 2008

Name	Present Post	New Post
Tsutomu Kikuchi	Corporate Officer Chairman of NYK GROUP SOUTH ASIA PTE. LTD.	—
Toshiaki Takeda	Corporate Officer Director of NYK GROUP EUROPE LTD. (Logistics)	Will serve as Advisor and President of NYK Systems Research Institute
Masahiko Fukatsu	Corporate Officer President of NYK Logistics (Japan) Co., Ltd.	Will continue to serve as President of NYK Logistics (Japan) Co., Ltd.

Note: Tsutomu Kikuchi, Toshiaki Takeda, Masahiko Fukatsu will retire as corporate officers at the expiration of their terms of service.

5. Changes in the lineup of directors expected after the 121st ordinary general meeting of shareholders, to be held in late June 2008

1. New directors

Name	Present Post	New Post
Hidenori Hono	Managing Corporate Officer	Director, Managing Corporate Officer
Hiroshi Hattori	Managing Corporate Officer Chief Representative for China	Director, Managing Corporate Officer Chief Representative for China

	Chairman of NYK LINE (CHINA) CO., LTD. and NYK LOGISTICS (CHINA) CO., LTD.	Chairman of NYK LINE (CHINA) CO., LTD. and NYK LOGISTICS (CHINA) CO., LTD.
Tadaaki Naito	Managing Corporate Officer	Director, Managing Corporate Officer

2. Retiring directors

Name	Present Post	
Minoru Sato	Representative Director, Executive Vice-President Corporate Officer	Will serve as Director from April 1, 2008. Scheduled to serve as NYK Special Advisor after retirement.
Takao Manji	Director, Senior Managing Corporate Officer	Will serve as Director from April 1, 2008. Scheduled to serve as NYK Advisor after retirement.
Naoki Takahata	Director, Managing Corporate Officer	Will serve as Director from April 1, 2008. Scheduled to serve as NYK Advisor after retirement.

Note: Takao Manji and Naoki Takahata will resign from their present posts. Minoru Sato will retire at the expiration of his term of service.

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 762 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 146 containerships, 282 bulk carriers, 51 wood-chip carriers, 116 car carriers, 26 reefer carriers, 74 tankers, 27 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2006 was $18 billion, and as a group, NYK employs about 51,000 people worldwide. The

company has offices in 240 locations in 27 countries, warehouses on virtually every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

NYK LINE NIPPON YUSEN KAISHA News Release NYK LOGISTICS & MEGACARRIER

Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

February 14, 2008

MTI Develops MT-FAST Fuel-Saving Device

An affiliate company of the NYK Group, Monohakobi Technology Institute (MTI; head office: Chiyoda-ku, Tokyo; president: Yutaka Yasunaga), and Tsuneishi Holdings Corporation (head office: Fukuyama City, Hiroshima; CEO: Katsushige Kambara) have jointly developed a new fuel-saving device, called "MT-FAST," which can be fitted to a vessel's hull.

Under the dual pressures of environmental concerns and escalating raw-material prices, the need and desire to save fuel is great. In order to answer these pressing social needs, the NYK Group has developed a highly versatile hull appendage as a means of saving energy.

MT-FAST is one of the pre-swirl stator type device that is attached to a ship's hull just forward of the propeller, and improves the flow of water around the propeller in order to improve the function of the propeller. It has been demonstrated experimentally that the appendage can realize a fuel-savings of around 4 percent. In addition to being able to be fitted to new vessels, MT-FAST can be retroactively fitted to existing vessels.


MT-FAST
MTI & TSUNEISHI FALCATE ATTACHABLE STATOR

The NYK Group plans to fit the first MT-FAST to a wood-chip carrier that NYK will start operating from June. After that, NYK will fit the fuel-saving hull appendage to other NYK and NYK Group bulk carriers. By analyzing and testifying the fuel-saving

effects of the appendage during actual sea voyages, NYK will work toward further improvements of the device (patent applied for).

About MT-FAST

MT-FAST is fitted to the submerged part of a vessel's hull to maximize the propulsive efficiency, thus saving fuel. It is difficult to achieve energy-saving for general commercial ships by altering the hull configuration, since there is a limitation in terms of the height of loading volume. Therefore, NYK decided to research a hull appendage that would realize energy saving.

The new appendage was named by combining the first initials of its developers, MTI and Tsuneishi, as well as the first letters of the words that describe the device's features: falcate, attachable, and stator (trademark registration applied for).

Should you have any inquires regarding this news release, please feel free to contact the following individuals:

MTI (Monohakobi Technology Institute)
TEL: +81-3-5222-7877
E-mail: hisashi_komiyama@monohakobi.com
Website: http://www.monohakobi.com/en/index.asp

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 762 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 146 containerships, 276 bulk carriers, 51 wood-chip carriers, 116 car carriers, 26 reefer carriers, 74 tankers, 27 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2006 was $18 billion, and as a group, NYK employs about 51,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has

regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

NYK LINE NIPPON YUSEN KAISHA News Release NYK LOGISTICS & MEGACARRIER
Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

February 1, 2008

NYK Again Included in the Global 100

For the second consecutive year, Nippon Yusen Kabushiki Kaisha (NYK; head office: Chiyoda-ku, Tokyo; president: Koji Miyahara) has been selected as one of the Global 100 Most Sustainable Corporations in the World.

The Global 100, which was launched in 2005, is an annual research and ratings project conducted jointly by Innovest Strategic Value Advisors Inc. and Corporate Knights Inc.

Innovest, as the analytic data provider for Global 100, selects the top 100 companies from various industries that display a better ability than their industry peers in handling nonfinancial corporate values, such as environmental, social, and corporate governance issues that affect risk management.

NYK was the first Japanese shipping company so honored when it was selected last year. This year, out of the 1,800 or so candidate companies, the top 100 were from 17 countries, and NYK was one of the 13 companies selected from Japan.

The Global 100 is unveiled each year at the World Economic Forum in Davos. This year, the selected companies were announced on January 23.

NYK considers the award as encouragement to strive to further promote CSR activities through cooperation among NYK Group companies.

Innovest Strategic Value Advisors Inc.

Based in New York, Innovest Strategic Value Advisors Inc. is an independent SRI (socially responsible investment) research institute founded in 1995, Innovest considers many of the risks facing companies and the source of their competitive strength as being intangible. These "underwater" factors are difficult to measure using conventional analytical methods for investment. Innovest's famous "iceberg" balance sheet focuses on four factors that contribute to 60–70 percent of a corporation's value: corporate governance, environment, human resources, and stakeholder capital. The institute

provides advice on asset management to major pension trusts, corporate investors, the United Nations, NGOs, and the like.

Corporate Knights Inc.

Founded in 2002, Corporate Knights is an independent media company based in Toronto, Canada. It publishes magazines focusing on corporate responsibility and covering themes including the environment, education, energy efficiency, and socially responsible investing. Corporate Knights also publishes ratings of corporations that are environmentally conscious, exhibit excellent corporate citizenship, and the like.

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 762 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 146 containerships, 276 bulk carriers, 51 wood-chip carriers, 116 car carriers, 26 reefer carriers, 74 tankers, 27 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2006 was $18 billion, and as a group, NYK employs about 51,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses on virtually every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

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